UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES §240.13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2 (b)

(Amendment No. 1) *

MAGELLAN PETROLEUM CORPORATION
(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

559091301
(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☑	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 559091301                                13G

1	NAMES OF REPORTING PERSONS	Hammer Wealth Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	1. ☐ 2. ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION	United States
Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 0 shares¹
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 0 shares¹
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0 shares¹
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	IA

_________________

¹ The reporting person disclaims beneficial ownership of these securities except to the extent of its equity interest therein.

Item 1.
	(a)	Name of Issuer:	Magellan Petroleum Corporation
	(b)	Address of Issuer’s Principal Executive Offices:	1775 Sherman Street, Suite 1950 Denver, CO 80203
Item 2.
	(a)	Name of Person Filing:	Hammer Wealth Group Inc.
	(b)	Address of Principal Business Office:	330 Forest Ave., Suite 201 Locust Valley, N.Y. 11560
	(c)	Citizenship:	United States
	(d)	Title of Class of Securities:	Common Stock, $0.01 par value
	(e)	CUSIP Number:	559091301

Item 3.	If this statement is filed pursuant to §240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
	(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
	(g)	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
	(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
	(i)	A church plan that is excluded from the definition of an investment company under section 3(c)14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
	(j)	A non U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).
	(k)	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing is a non U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J) please specify the type of institution.

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See item 9 of the cover page.
(b) Percent of class: See item 11 of the cover page.
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: See item 5-8 of the cover page.
(ii) Shared power to vote or to direct the vote: See items 5-8 of the cover page.
(iii) Sole power to dispose or to direct the disposition of: See items 5-8 of the cover page.
(iv) Shared power to dispose or to direct the disposition of: See items 5-8 of the cover page.
The percentages of beneficial ownership shown herein are based on 5,702,532 shares of Common Stock of the issuer issued and outstanding as of November 6, 2015 as reported on Form 10-Q filed on November 13, 2015. The issuer effected a one-for-eight reverse split of the issuer's Common Stock on July 10, 2015.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☑
Instruction:	Dissolution of a group requires a response to this item.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Persons.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
By signing below each party certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statements is true, complete and correct.

Dated: February 8, 2017

Hammer Wealth Group Inc.

By: /s/ William Hammer, Sr.

William Hammer, Sr., Chairman

Attention:         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C 1001)